December 20, 2017

MUTUAL FUND AND VARIABLE INSURANCE TRUST/ STRATEGY SHARES
17605 WRIGHT STREET
OMAHA, NE 68130

Re: Important Information about **Claims Information Line**

Dear **MUTUAL FUND AND VARIABLE INSURANCE TRUST/ STRATEGY SHARES**

Travelers Bond & Specialty Insurance is pleased to announce its **1-800-842-8496** Claims Information Line. This line is designed to provide insureds with an additional resource on how to report claims or those circumstances or events which may become claims.

Policyholders will be able to obtain assistance on the following topics from the Claims Information Line:

- The information that needs to be included with the claim notice
- The address, electronic mail address and/or facsimile number to which the policyholder can send claims related information
- Get questions on the claim process answered

The Declarations Page of your policy sets forth where you should report claims and claims related information. You should also review the policy's reporting requirements to be aware of how much time you have to report a claim to Travelers. The sooner Travelers is notified, the sooner we can become involved in the process and offer assistance to our policyholder. A delay in reporting may result in all or part of a matter to fall outside of the coverage provided.

The Claims Information Line should streamline the claim reporting process and allow policyholders to ask questions on what information is needed as well as other questions which will assist them in working with Travelers. While the Claims Information Line provides policyholders a valuable resource by answering questions and providing information, the line does not replace the reporting requirements contained in the Policy.

We hope this improvement to customer service is something our policyholders will find helps them understand the claim process and provides them a resource for reporting.

Best regards,

Patricia Colon

LTR-4035 Ed. 06-09 Printed in U.S.A.
©2009 The Travelers Companies, Inc. All Rights Reserved
Page 1 of 1

TRAVELERS

One Tower Square
Hartford, CT 06183

12/20/2017
MUTUAL FUND AND VARIABLE INSURANCE TRUST/ STRATEGY SHARES

17605 WRIGHT STREET
OMAHA, NE 68130

RE: Risk Management PLUS+ Online® from Travelers Bond & Specialty Insurance (www.rmplusonline.com)

As a Travelers Bond & Specialty Insured you receive risk management services, at no cost, to help protect you and your business.

Risk Management PLUS+ Online, is a robust website to assist you in the mitigation of risk relative to employment practices, directors and officers, fiduciary liability, cyber, crime, kidnap & ransom, and identity fraud exposures.

Highlights of Risk Management PLUS+ Online include:

- Thousands of articles on a variety of risk management topics
- Topical webinars and podcasts on current issues
- Checklists to assist in managing risk
- Web based training
- Model Employee Handbook, including policies and forms for downloading or printing that reduce risks in the workplace.

The following Risk Management PLUS+ Online Registration Instructions contain easy, step-by-step instructions to register for this valuable tool. For more information, call 1-888-712-7667 and ask for your Risk Management PLUS+ Online representative. It's that simple.

Thank you for choosing Travelers Bond & Specialty Insurance for your insurance needs. Travelers is a market leader in providing management liability and crime coverages that are specifically customized for your organization.

<u>Instructions for Registration & Orientation to Risk Management PLUS+ Online®</u>

Registration for Site Administrators:
The Site Administrator is the person in your organization who will oversee Risk Management PLUS+ Online for the organization. The Site Administrator is typically a person who leads human resources and/or financial functions or is responsible for legal matters pertaining to personnel. The Site Administrator may add other Site Administrators later to assist with their responsibilities. To register:

1. Go to www.rmplusonline.com.
2. In the Sign-In box, click **Register.**
3. Enter the password/passcode: <TRVP300100 for Insurance Companies> <TRVP300400 for Banks and Diversified> <TRV300300 for Asset Management>
4. Fill in the Registration Information and click **Submit.**
5. Your organization is registered, and you are registered as Site Administrator.

Learning to Navigate the Site:
1. Go to www.rmplusonline.com. On each page, you will see a box outlined in blue that contains the instructions for use of that page.
2. If you have any questions, just click on **Contact Us** on the front page. Enter your question in the form provided, and the System Administrator will get back to you quickly with the answer.
3. You can also schedule a live walk-through of the site by sending a request for a walk-through via the contact link on the front page.

LTR-4107 Rev. 10-17
© 2017 The Travelers Indemnity Company. All rights reserved.
Page 1 of 1

TRAVELERS

SelectOne+®

Investment Company Bond
Declarations

BOND NO. 106645632

Travelers Casualty and Surety Company of America
One Tower Square
Hartford, Connecticut 06183
(A Stock Insurance Company, herein called the Company)

ITEM 1 INSURED:

MUTUAL FUND AND VARIABLE INSURANCE TRUST/ STRATEGY SHARES

Principal Address:
17605 WRIGHT STREET
OMAHA, NE 68130

(hereinafter, "Insured")

ITEM 2 POLICY PERIOD:

Inception Date: December 31, 2017 Expiration Date: December 31, 2018
12:01 A.M. local time as to both dates at the Principal Address stated in ITEM 1.

ITEM 3 ALL NOTICES OF CLAIM OR LOSS MUST BE SENT TO THE COMPANY BY EMAIL, FACSIMILE, OR MAIL AS SET FORTH BELOW:

Email: BSIclaims@travelers.com
Fax: (888) 460-6622

Mail: Travelers Bond & Specialty Insurance Claim
385 Washington St. – Mail Code 9275-NB03F
St Paul, MN 55102

Travelers Bond & Specialty Insurance Claim telephone number: 800-842-8496

ITEM 4 If "*Not Covered*" is inserted opposite any specified Insuring Agreement below, or if no amount is included in the Single Loss Limit of Insurance, such Insuring Agreement and any other reference thereto is deemed to be deleted from this bond.

INSURING AGREEMENT	**SINGLE LOSS LIMIT OF INSURANCE**	**SINGLE LOSS DEDUCTIBLE AMOUNT**
A. FIDELITY		
Coverage A.1. Larceny or Embezzlement	$1,000,000	$0
Coverage A.2. Restoration Expenses	$1,000,000	$10,000
B. ON PREMISES	$1,000,000	$10,000
C. IN TRANSIT	$1,000,000	$10,000

IVBB-15001 Ed. 01-16
Page 1 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

D. FORGERY OR ALTERATION	$1,000,000	$10,000
E. SECURITIES	$1,000,000	$10,000
F. COUNTERFEIT MONEY AND COUNTERFEIT MONEY ORDERS	$1,000,000	$10,000
G. CLAIM EXPENSE	$100,000	$10,000
H. STOP PAYMENT ORDERS OR WRONGFUL DISHONOR OF CHECKS	$100,000	$10,000
I. COMPUTER SYSTEMS		
Coverage I.1. Computer Fraud	$1,000,000	$10,000
Coverage I.2. Fraudulent Instructions	$1,000,000	$10,000
Coverage I.3. Restoration Expense	$1,000,000	$10,000
J. UNCOLLECTIBLE ITEMS OF DEPOSIT	$100,000	$10,000

ITEM 5 PREVIOUS BONDS OR POLICIES:

The Insured, by acceptance of this bond, gives notice to the Company canceling or terminating prior bond or policy numbers:

Not Applicable

such cancellation or termination to be effective as of the time this bond becomes effective.

ITEM 6 DISCOVERY PERIOD:

Additional Premium Percentage: 100% of the annualized premium

Additional Months: 12 months

(If exercised in accordance with section VI. CONDITIONS, S. DISCOVERY PERIOD)

ITEM 7 FORMS AND ENDORSEMENTS ATTACHED AT ISSUANCE:

IVBB-16001-0116; IVBB-10001-0616; IVBB-19005-0116; IVBB-19010-0116

PRODUCER INFORMATION:

CRYSTAL IBC LLC
32 OLD SLIP
NEW YORK, NY 10005

Countersigned By

IVBB-15001 Ed. 01-16 Page 2 of 3
© 2016 The Travelers Indemnity Company. All rights reserved.

C. IN TRANSIT

Loss of **Property** (occurring with or without negligence or violence) resulting directly from robbery, larceny, theft, holdup, mysterious unexplainable disappearance, misplacement, being lost or otherwise made away with, damage thereto or destruction thereof, and loss of subscription, conversion, redemption or deposit privileges through the misplacement or loss of **Property**, while the **Property** is in transit anywhere in the custody of any person or persons acting as **Messenger**, except while in the mail or with a carrier for hire other than an armored motor vehicle company, for the purpose of transportation, such transit to begin immediately upon receipt of such **Property** by the transporting person or persons, and to end immediately upon delivery thereof at destination, but only while the **Property** is being conveyed.

D. FORGERY OR ALTERATION

Loss resulting directly from the Insured having, in good faith, paid or transferred any **Property** in reliance on any **Written, Original**:

1. **Negotiable Instrument** (except an **Evidence of Debt**);
2. **Certificate of Deposit**;
3. **Letter of Credit**;
4. **Withdrawal Order**;
5. **Acceptance**;
6. receipt for the withdrawal of **Property**; or
7. instruction or advice directed to the Insured or an **Investment Adviser** and purportedly signed by a **Customer** of the Insured or by a **Financial Institution**,

which (a) bears a handwritten signature which is a **Forgery**; or (b) is altered, but only to the extent the **Forgery** or alteration causes the loss.

Actual physical possession of the items listed in 1. through 7. above by the Insured is a condition precedent to the Insured's having relied on the items.

E. SECURITIES

Loss resulting directly from the Insured having, in good faith, for its own account or for the account of others:

1. acquired, sold, delivered, or given value, extended credit or assumed liability, on the faith of any **Original Written** document that is a (an):
   a. **Certificated Security**;
   b. **Document of Title**;
   c. deed, mortgage, or other instrument conveying title to, or creating or discharging a lien on, real property;
   d. **Certificate of Origin or Title**;
   e. **Certificate of Deposit**;
   f. **Evidence of Debt**;
   g. corporate, partnership, or personal **Guarantee**;
   h. **Security Agreement**;

IVBB-16001 Ed. 01-16 Page 4 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

sustain a loss that was not known to the Insured or to the institution at the time of the merger or consolidation;

6. each natural person, partnership, or corporation authorized by the Insured or an **Investment Adviser** to perform services as an **Electronic Data Processor** (each such **Electronic Data Processor**, and the partners, officers and employees of such **Electronic Data Processor** will collectively be deemed to be one **Employee** for all the purposes of this bond, except with respect to Condition R.2.);

7. any director or trustee of an Insured, **Investment Adviser**, underwriter (distributor), transfer agent, shareholder accounting record keeper, or administrator authorized by **Written** agreement with the Insured to keep financial or other required records, but only while performing acts coming within the scope of the usual duties of an officer or employee or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of the Insured;

8. any natural person who is a volunteer, while such person is subject to the Insured's direction and control and is performing services for the Insured;

9. any natural person who is a former employee retained as a consultant, pursuant to a written agreement with the Insured, while that person is subject to the Insured's direction and control and performing services for the Insured; and

10. any officer, partner, or employee of:

    a. an **Investment Adviser**;

    b. an underwriter (distributor);

    c. a transfer agent or shareholder accounting record-keeper; or

    d. an administrator authorized by written agreement to keep financial or other required records,

    for an Insured but only while performing acts coming within the scope of the usual duties of an officer or employee of the Insured, or while acting as a member of any committee duly elected or appointed to examine or audit or have custody of or access to the **Property** of any such Insured, provided that only employees or partners of a transfer agent, shareholder accounting record-keeper or administrator that is an affiliated person, as defined in the Investment Company Act of 1940, of an Insured or is an affiliated person of the **Investment Adviser**, underwriter or administrator of such Insured, and that is not a bank, will be included within the definition of Employee.

Employee also means any natural person described above while such person is on medical, military, or other leave of absence. Coverage applies to any such **Employee** while on leave, regardless of whether such person remains subject to the Insured's direction and control during the time of leave.

Employee does not mean any agent, broker, factor, commission merchant, consignee, independent contractor or representative or other person of the same general character not specified above.

S. ***Evidence of Debt*** means a **Written** instrument, including a **Negotiable Instrument**, executed, or purportedly executed, by a customer of the Insured and held by the Insured or an **Investment Adviser** that in the regular course of business is treated as evidencing the customer's debt to the Insured.

T. ***Financial Institution*** means:

1. a bank, trust company, savings bank, credit union, savings and loan association, or similar thrift institution; or

2. a stock brokerage firm, mutual fund, liquid assets fund or similar investment institution;

IVBB-16001 Ed. 01-16 Page 11 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

including **Larceny or Embezzlement**, that resulted in a loss of **Property** in excess of $25,000,

either of which were committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement A, against the Insured or any other person or entity, without prejudice to the loss of any **Property** then in transit in the custody of such person.

However, termination of coverage as to any **Employee** as set forth in c.(1) and c.(2) of the preceding paragraph, will not apply to any such person provided the Insured has received and retains an original letter signed by a prior insurer reinstating coverage for such individual for whom the Insured discovered had committed a dishonest or fraudulent act prior to the effective date of this bond.

3. Change or Modification

This bond or any instrument amending or affecting this bond may not be changed or modified orally. No changes in or modification of this bond will be effective unless made by **Written** endorsement issued to form a part of this bond and including the signature of the Company's Authorized Representative. When a bond covers only one Insured no change or modification that would adversely affect the rights of the Insured will be effective prior to 60 days after **Written** notification has been furnished to the SEC by the Insured, **Investment Adviser** or the Company. If more than one Insured is named under this bond, the Company will give **Written** notice to each Insured and to the SEC not less than 60 days prior to the effective date of any change or modification that would adversely affect the rights of such Insured.

S. DISCOVERY PERIOD

At any time prior to the cancelation or termination of this bond in its entirety, whether by the Insured, an **Investment Adviser**, or the Company, the Insured or an **Investment Adviser** may give to the Company written notice that it desires under this bond an additional period of 12 months within which to discover loss sustained by the Insured prior to the effective date of such cancelation or termination and will pay an additional premium therefor.

Upon receipt of such notice from the Insured or an **Investment Adviser**, the Company will give its written consent thereto; provided, that such additional period of time terminates immediately:

1. on the effective date of any other insurance obtained by the Insured, its successor in business or any other party, replacing in whole or in part the insurance afforded by this bond, whether or not such other insurance provides coverage for loss sustained prior to its effective date; or
2. upon any takeover of the Insured's business by any state or federal official or agency, or by any receiver or liquidator acting or appointed for this purpose,

whichever occurs first, and without the necessity of the Company giving notice of such termination. In the event that such additional period of time is terminated, as provided above, the Company will refund on a pro-rata basis, any unearned premium.

The right to purchase such additional period for the discovery of loss may not be exercised by any state or federal official or agency, or by any receiver or liquidator, acting or appointed to take over the Insured's business for the operation or for the liquidation thereof or for any other purpose.

The Company's total liability for any loss discovered during such additional period of time is part of, and not in addition to, the Single Loss Limit of Insurance of the **Bond Period** that terminates immediately preceding the effective date of such additional period.

T. HEADINGS

The titles of the various paragraphs of this bond and its endorsements are inserted solely for convenience or reference and are not to be deemed in any way to limit, expand or affect the provision to which they relate.

IVBB-16001 Ed. 01-16 Page 25 of 25
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE BOND. PLEASE READ IT CAREFULLY.

AUTOMATIC INCREASE IN INSURING AGREEMENT A.1. SINGLE LOSS LIMIT OF INSURANCE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following is added to section **VI. CONDITIONS**, **E. SINGLE LOSS LIMIT OF INSURANCE:**

Notwithstanding the previous paragraph, if the Insured, while this bond is in force, requires an increase in the limit of Insuring Agreement A.1. in order to comply with SEC Regulation 17g-1, as a result of:

1. an increase in assets under management by current Insureds under the bond, per the terms of section III. GENERAL AGREEMENTS, A. ORGANIC GROWTH; or
2. an increase in assets under management due to the addition of new investment companies per the terms of section III. GENERAL AGREEMENTS, B. CONSOLIDATION – MERGER – PURCHASE OR ACQUISTION OF ASSETS,

the Single Loss Limit of Insurance for Insuring Agreement A.1. will automatically be increased to comply with Regulation 17g-1 without the payment of additional premium, for the remainder of the **Bond Period**.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned bond, except as expressly stated herein. This endorsement is part of such bond and incorporated therein.

Issuing Company: **Travelers Casualty and Surety Company of America**

Bond Number: **106645632**

IVBB-10001 Ed. 06-16 Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

ADD OR DELETE INSUREDS ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

The following amendments are made to ITEM 1 of the Declarations:

1. The following entities are deleted from the list of Insureds:

2. The following entities are added to the list of Insureds:

Catalyst Dividend Capture VA Fund
Catalyst Insider Buying VA Fund
Catalyst Managed Futures Strategy VA Fund
Huntington Conservative Allocation Fund
Huntington Disciplied Equity Fund
Huntington Fixed Income Securities Fund
Huntington Growth Allocation Fund
Huntington Growth Fund
Huntington Income Equity Fund
Huntington Income Generation Fund
Huntington Intermediate Government Income Fund
Huntington Internartional Equity Fund
Huntington Longer Duration Fixed Income Fund
Huntington Macro 100 Fund
Huntington Michigan Tax-Free Fund
Huntington Mid Corp America Fund
Huntington Money Market Fund
Huntington Mortgage Securities Fund
Huntington New Economy Fund
Huntington Ohio Municipal Money Market Fund
Huntington Ohio Tax-Free Fund
Huntington Rotating Markets Fund
Huntington Short-Intermediate Fixed Income Securities Fund
Huntington Tax-Free Money Market Fund

Issuing Company: Travelers Casualty and Surety Company of America
Policy Number: 106645632

IVBB-19005 Ed. 01-16 Page 1 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

Huntington Technical Opportunities Fund
Huntington U.S. Treasury Money Market Fund
Huntington VA Balanced Fund
Huntington VA Growth Fund
Huntington VA Income Equity Fund
Huntington VA International Equity Fund
Huntington VA Macro 100 Fund
Huntington VA Mid Corp America Fund
Huntington VA Mortgage Securities Fund
Huntington VA New Economy Fund
Huntington VA Real Strategies Fund
Huntington VA Roating Markets Fund
Huntington World Income Fund
Rational Defensive Growth Fund
Rational Dividend Capture Fund
Rational Dynamic Momentum Fund
Rational Iron Horse Fund
Rational Real Strategies Fund
Rational Risk Managed Emerging Markets Fund
Rational Strategic Allocation Fund
US Market Rotation Strategy ETF
EcoLogical Strategy ETF
Huntington Equity Protection Strategy Fund
BioShares ETF
Active Alts Contrarian ETF

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

IVBB-19005 Ed. 01-16 Page 2 of 2
© 2016 The Travelers Indemnity Company. All rights reserved.

THIS ENDORSEMENT CHANGES THE POLICY. PLEASE READ IT CAREFULLY.

UNAUTHORIZED SIGNATURE ENDORSEMENT

This endorsement changes the following:

Investment Company Bond

It is agreed that:

1. The following is added to section II. INSURING AGREEMENTS, D. FORGERY OR ALTERATION**:**

   Loss resulting from the Insured accepting, paying, or cashing any **Negotiable Instrument** or **Withdrawal Order** made or drawn on a customer's account, which bears an unauthorized signature or an unauthorized endorsement, provided that the Insured has on file the signatures of all persons authorized to sign or endorse such **Negotiable Instrument** or **Withdrawal Order**.

2. The following replaces section VI. CONDITIONS, N. ANTI-BUNDLING:

   N. ANTI-BUNDLING

   If any Insuring Agreement requires that an enumerated type of document be altered or **Counterfeit**, or contain a signature or endorsement which is a **Forgery** or which is unauthorized, or that it be obtained through trick, artifice, fraud, or false pretenses, such alteration, **Counterfeit**, signature, or endorsement must be on or of the enumerated document itself, not on or of some other document submitted with, accompanying, or incorporated by reference into, the enumerated document.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, exclusions, or limitations of the above-mentioned policy, except as expressly stated herein. This endorsement is part of such policy and incorporated therein.

Issuing Company: Travelers Casualty and Surety Company of America

Policy Number: 106645632

IVBB-19010 Ed. 01-16 Page 1 of 1
© 2016 The Travelers Indemnity Company. All rights reserved.

JOINT INSURED AGREEMENT

Mutual Fund & Variable Insurance Trust

Strategy Shares

Pursuant to Section 270.71(g)-1(f) of the Regulations issued under the Investment Company Act of 1940;

WHEREAS, the Mutual Fund & Variable Insurance Trust ("Trust I") and the Strategy Shares ("Trust II") obtain a larceny and embezzlement bond, pursuant to the direction of their respective Board of Trustees,; and

WHEREAS, Trust I and Trust II (each a "Fund") are desirous of setting forth their relationship in regards to said bond;

NOW THEREFORE, BE IT AGREED AS FOLLOWS:

In the event recovery on the bond is received as a result of loss sustained by more than one named insured, each Fund shall receive an equitable and proportionate share of the recovery, but at least equal to the amount which it would have received had it provided and maintained a single insured bond with a minimum coverage required by 270.17(g)(1) of the regulations issued pursuant to the Investment Company Act of 1940.

MUTUAL FUND & VARIABLE INSURANCE TRUST By: /s/ Jerry Szilagyi Name: Jerry Szilagyi Title: President	STRATEGY SHARES By: /s/ Jerry Szilagyi Name: Jerry Szilagyi Title: President

DATED as of the 28th day of December, 2016.

MINUTES EXCERPT

QUARTERLY MEETING OF THE BOARD OF TRUSTEES

OF MUTUAL FUND & VARIABLE INSURANCE TRUST

DECEMBER 15, 2017

Approval of the Renewal of the Trust’s Joint Fidelity Bond

WHEREAS, the Board has determined that it is in the best interests of the Trust to obtain fidelity bond coverage covering the Trust against larceny and embezzlement by, among others, officers and employees of the Trust, in accordance with the requirements of Rule 17g-1 promulgated by the SEC under Section 17(g) of 1940 Act, in such form and amounts which would cover gross assets in a range that would be appropriate for the Trust.

WHEREAS, the Board has determined that, in accordance with the requirements of Rule 17g-1 of the 1940 Act, it is in the best interest of the Trust to enter into a Joint Insurance Agreement with Strategy Shares.

IT IS THEREFORE RESOLVED, that a joint fidelity bond with Travelers Bond and Specialty Insurance Company having an aggregate coverage of $1,000,000 with the Trust and Strategy Shares as named insureds (the “Joint Fidelity Bond”) is approved, it having been determined to be reasonable in form and amount, after giving due consideration to all factors deemed relevant by this Board, including, among other things, the value of the assets of the Trusts to which any covered person may have access, the arrangements for custody and safekeeping of such assets and the nature of the securities in the portfolios of the Trust; and

FURTHER RESOLVED, that the Board, and in particular, the Independent Trustees, approves the amount of the premium allocated to and to be paid by the Trust with respect to the Joint Fidelity Bond as described in the Joint Insurance Agreement, as well as the Trust’s participation in the Joint Insurance Agreement, as being fair and reasonable; and

FURTHER RESOLVED, that the officers of the Trust are authorized, empowered and directed to make the Securities and Exchange Commission (“SEC”) filings and give the notices required by Rule 17g-1 under the 1940 Act; and

FURTHER RESOLVED, that the continuation of Trust’s participation in the Joint Insurance Agreement between the Trust and Strategy Shares with respect to the Joint Fidelity Bond is approved in order to ensure that the Trust receives its proportionate and equitable share of any insurance proceeds; and

FURTHER RESOLVED, that pursuant to Rule 17g-1 under the 1940 Act, the Board, including the Independent Trustees, finds that:

(1) After considering all relevant factors, including the number of funds named as insureds, the business activities of the funds, the amount of the bond, the premium, the ratable allocation, and the extent to which the share of the premium allocated to the Trust is less than if purchased separately, that the Trust would have obtained a separate policy in an amount at least equal to the requirements of Rule 17g-1, the Trust’s participation in the Joint Fidelity Bond is in the best interest of the Trust; and

(2) The premium for the Joint Fidelity Bond allocated to the Trust based upon the Trust's net assets is fair and reasonable to the Trust; and, therefore, the allocation and payment is approved.